SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

October 6, 2016

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Amendment No. 30 to the Registration Statement on Form N-1A filed on August 1, 2016 (the “Amendment”) of Quantitative Master Series LLC (the “Master LLC”) on behalf of certain series of the Master LLC (each, a “Series”)

Dear Ms. Brutlag:

This letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) during a phone call on September 13, 2016, regarding the above-referenced Amendment.

The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Master LLC. The Master LLC’s response to the Staff’s comment is set out immediately under the restated comment.

Comment: The Staff notes that the Master LLC filed the Amendment which did not incorporate detailed terms of the potential waiver of the fees and expenses of the Series, including the date of termination of such waiver, options for early termination of the fee waiver and which parties may exercise such options, and the terms and conditions of any potential recoupment by the investment manager. The Staff asks the Master LLC to include the details of such waiver into the Master LLC’s Registration Statement.

Response: The Master LLC notes that the requirement to include “the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date” as well as “who can terminate the arrangement and under what circumstances” is in Instruction 3(e) of Item 3 of Form N-1A. General Instruction B(2)(b) excludes “registration statements or amendments filed only under the Investment Company Act” from the requirement to include responses to Item 3. The Master LLC files its registration statements and amendments only under the Investment Company Act and is voluntarily including this information in Items 10 and 19 of the Master LLC’s registration statement, but does not believe it is required to include the level of detail required by Item 3. Notwithstanding the foregoing, the Master LLC intends to update its Registration Statement to incorporate certain details regarding the fee waiver in the next update of the Master LLC’s registration statement.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Master LLC’s Registration Statement.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald, Esq.

BlackRock Advisors, LLC

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.